FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of March 2007
                                 06 March 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 06 March 2007




TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Sky Broadcasting Group plc


2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )


3. Full name of person(s) subject to the notification obligation (iii):

Janus Capital Management LLC


4. Full name of shareholder(s) (if different from 3.) (iv):

Unknown


5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

27 February 2007


6. Date on which issuer notified:

5 March 2007


7. Threshold(s) that is/are crossed or reached:

3%


8. Notified details:

..................


A: Voting rights attached to shares

Class/type of shares if possible         Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                     Number of shares             Number of voting Rights (viii)



Resulting situation after the triggering transaction (vii)


Class/type of shares if possible           Number of shares     Number of voting rights (ix)     % of voting rights
using the ISIN CODE
                                           Direct               Direct (x)    Indirect (xi)       Direct      Indirect

GB0001411924                                                                  52,370,089                      2.99



B: Financial Instruments


Resulting situation after the triggering transaction (xii)

Type of        Expiration Date     Exercise/Conversion       Number of voting rights that may     % of voting rights
financial      (xiii)              Period/Date (xiv)         that may be acquired if the
instrument                                                   instrument is exercised/converted



Total (A+B)
Number of voting rights   % of voting rights

52,370,089                2.99


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

n/a

Proxy Voting:

10. Name of the proxy holder:

n/a


11. Number of voting rights proxy holder will cease to hold:

n/a


12. Date on which proxy holder will cease to hold voting rights:

n/a


13. Additional information:

None


14. Contact name:

David Gormley


15. Contact telephone number:

020 7705 3000


Annex to Notification Of Major Interests In Shares (xvi)


A: Identity of the person or legal entity subject to the notification obligation


Full name (including legal form for legal entities):

..................


Contact address (registered office for legal entities):

..................


Phone number:

..................


Other useful information (at least legal representative for legal persons):

..................


B: Identity of the notifier, if applicable (xvii)


Full name:

..................


Contact address:

..................


Phone number:

..................


Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

..................


C: Additional information :

..................




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 06 March 2007                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary